CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

June 1, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Variable Series Trust
File Nos. 333-177369 and 811-22613

Dear Sir/Madam:

Enclosed for filing is the Post-Effective Amendment No. 6 to the Registration Statement under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 9 under the Investment Company Act of 1940, as amended (“1940 Act”) for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)
The addition of the following six Funds and respective new Investment Sub-Advisers for the funds listed in 1 - 4 below:

1) Curian/DFA US Micro Cap Fund (new Investment Sub-Adviser - Dimensional Fund Advisors LP);

2) Curian/Franklin Templeton Frontier Markets Fund (new Investment Sub-Adviser - Templeton Asset Management Ltd.);

3) Curian/Neuberger Berman Currency Fund (new Investment Sub-Adviser - Neuberger Berman Fixed Income LLC);

4) Curian/Van Eck International Gold Fund (new Investment Sub-Adviser - Van Eck Associates Corporation);

5) Curian Guidance – Equity 100 Fund (new fund of fund option); and

6) Curian Guidance – Fixed Income 100 Fund (new fund of fund option).

	2)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
encs.

CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

June 1, 2012

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	Curian Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary